UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52607

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UNIVERSAL BIOSENSORS, INC.

(Exact name of registrant as specified in its charter)

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1 Corporate Avenue

Rowville, 3178, Victoria

Australia

+61 3 9213 9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.0001 par value per share

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Biosensors, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 14, 2025	By:	/s/ Peter Mullin
	Name:	Peter Mullin
	Title:	Chief Executive Officer